

Mail Stop 4628

January 12, 2017

<u>Via E-mail</u>
Jack F. Harper
Executive Vice President, Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

      Re: **Concho Resources, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 25, 2016
              File No. 1-33615

Dear Mr. Harper:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     /s/ Brad Skinner for

                                     H. Roger Schwall
                                     Assistant Director
                                     Office of Natural Resources